Exhibit (l)

Cohen & Steers Low Duration Preferred and Income Fund, Inc.

280 Park Avenue

New York, New York 10017

November 2, 2015

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

Dear Sirs:

Cohen & Steers Low Duration Preferred and Income Fund, Inc. (the “Fund”) hereby accepts your offer to purchase 1,000 Class A shares, 1,000 Class C shares, 6,000 Class I shares, 1,000 Class R shares and 1,000 Class Z shares each at a price of $10.00 per share for an aggregate purchase price of $100,000. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

Cohen & Steers Low Duration Preferred and Income Fund, Inc.

By:	/s/ Adam M. Derechin
Adam M. Derechin, President

Accepted:

Cohen & Steers Capital Management, Inc.

By: /s/ Francis C. Poli

Francis C. Poli, EVP and General Counsel